Filing under Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Filing by: Meredith Corporation
Subject Company: Meredith Corporation
Commission File No.: 001-05128

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

MDP - Meredith Corp at UBS Global Media and Communications Conference

EVENT DATE/TIME: DECEMBER 07, 2015 / 07:30PM GMT

CORPORATE PARTICIPANTS

Steve Lacy *Meredith Corporation - Chairman and CEO*

Joe Ceryanec *Meredith Corporation - VP and CFO*

CONFERENCE CALL PARTICIPANTS

Brian Russo *UBS - Analyst*

PRESENTATION

Brian Russo ***- UBS - Analyst***

Good afternoon. I'm Brian Russo of the media research team here at UBS, and it's my pleasure to introduce Steve Lacy, Chairman and CEO of Meredith Corporation, along with Joe Ceryanec, VP and CFO. Be walking you through some slides, and then we'll have some time for Q&A at the end. Just as a reminder, we are going to try to use the crowd mic. There's instructions on the desk in front of you. If you haven't used it already, it's pretty interesting. So without further ado, Steve.

Steve Lacy ***- Meredith Corporation - Chairman and CEO***

Okay, thank you. Well, thank you very much, Brian, and good afternoon, everyone. We certainly appreciate the opportunity to share some highlights about the Meredith Corporation, and we appreciate the invitation.

As Brian said, I'm the Chairman and CEO. And Joe Ceryanec, our CFO, will be here to help with the discussion of our local media business and update you on some current events.

Before we get started, I just want to remind everyone that this presentation does include certain forward-looking statements, and this is simply a reminder of some of the factors that could affect our business and its results over time. Also as a reminder, we have filed materials with the SEC in conjunction with our pending transaction with Media General, including a registration statement containing a proxy and prospectus.

So let's take a quick look at today's agenda. I'll begin with a brief overview of the Meredith Corporation, cover the growth strategies that we are pursuing in our National Media Group and walk you through a case study that I believe demonstrates the unique value our media portfolio offers our advertising and marketing clients. Then, as I said a moment ago, Joe will cover our local media group growth strategies and update you on current events including our pending transaction with Media General.

For those of you who are less familiar with the Company, this slide provides a brief overview of Meredith. Our local media group today reaches about 11% of US households through stations that are in larger and generally faster growing markets. Our national media brands such as Better Homes and Gardens, Parents, All Recipes, and Shape reach about 100 million unduplicated women each and every month. Our digital activities generate approximately 70 million monthly unique visitors, and we are clearly the leading media company focused primarily on serving American women.

Being that this is December -- and this conference, I think, is nicely timed to reflect on the year's activities and accomplishments. And I think it's fair to say that we've made very strong progress against a series of important strategic initiatives.

In our local media group, we've posted record revenue and profit performance, and that was helped by acquired stations that we recently integrated into our portfolio including stations in Phoenix, St. Louis and Mobile. In our National Media Group, we expanded our digital portfolio, adding the Martha Stewart and Shape media businesses to our activities on the national side. We established a presence for the first time in the weddings marketplace and added advertising technology platforms that are helping us increase CPM in our digital business.

And finally, on the corporate side in addition to growing our dividend for the 22nd year in a row, we agreed with Media General to create a diversified, multi-platform business to be known in the future as Meredith Media General, with a strong financial position, unmatched content creation capabilities locally, nationally and in digital, e-consumer insights and data, and a very expansive reach.

So now let's take a look at the Meredith National Media Group. Again, for those of you a bit less familiar with the Company, Meredith National Media Group is in fact the largest media company serving American women, reaching consumers across all important life stages, including a reach to more than 60% of the upcoming and growing millennial generation.

Over the last decade, we've been scaling our audience across the magazine online and, more recently, mobile media platforms. And as you can see, over this period we've built a very robust digital business. In fact, without cannibalizing our print activities, which have actually grown by about 15% over this time period. This, of course, is counter to trends that we see in other areas of print media that are really brands based on time-sensitive content, including both newspapers and newsweekly magazines.

As a result of these efforts, digital revenue and profits have grown in a very strong fashion over the last several years. For example, our National Media Group digital ad revenues increased nearly 50% in the most recent quarter ended for Meredith, which was September 30 of 2015. We expect digital advertising revenues to account for nearly 30% of total advertising revenues in the first half of our fiscal year, and that's the period ended December 31, compared to only 5% if you look back to 2007.

To drive future growth in revenue and operating profits in our National Media Group, we are very focused on the initiatives you see on this slide: growing our connections to the individual consumer across media platforms; growing our share of advertising revenue; leveraging and strengthening our brand beyond traditional advertising to areas including circulation, brand licensing at retail, and, of course, our marketing services business. Continuing to find opportunities to accretively add to our portfolio. And finally, we are very focused on growing our scale in the digital space, and that's really the area that I'll focus on primarily in my remarks this afternoon.

There are three major pillars that drive Meredith's digital strategy. First, creating best-in-class branded content and experiences really for the individual consumer, to drive audience and engagement really across platforms.

Second, leveraging our proprietary first-party data and ad-tech platforms to improve advertiser return on investment, consumer experience and inventory yield.

And finally, to diversify our advertising revenue mix, placing a greater emphasis on premium forms of digital ad revenue to help push up our CPM.

Across our portfolio of brands and channels, we reach, inspire and engage women from early adulthood through all the major events of her adult life. The brands that anchor the Meredith Women's Network and its core verticals focus on her role as a mom, her role in creating a nurturing home environment for the family, food, and, of course, her own self-development. While our magazine portfolio focuses primarily on inspiration, our digital activities focus on helping her more easily and more efficiently complete a whole variety of tasks in her daily life -- whether that includes having meal preparation easier and more quick, to caring for her children, to finding a way to get a workout into her busy day's activity.

Our premium branded content experiences are really driving very robust audience engagement across platforms. We are serving billions of page views annually and driving tens of millions of monthly video views as well. Our newsletters are opened 5 billion times each year, and our brands have combined 7 million followers across social media. Innovation is critical in consumer engagement. And in just the last six months, we've launched new versions of Allrecipes.com, which we now call dot [next]. We've also launched refreshed versions of BHG.com and Parents.com. These new sites are responsively designed and tile-based, which improves content surfacing, page load times, our mobile user experience and our natural search rankings.

The scale and the depth of our first-party consumer data is really unique in the media marketplace. It allows us to provide our corporate clients with a unified, 360-degree view of the individual consumer from print to digital, from video to mobile, from national to local and from women at large to very audience-targeted segments. We use these capabilities to harvest editorial insights that improve the experience for the individual consumer. Importantly, we also use these capabilities to better target and deliver our advertising and marketing messages on behalf of our corporate clients.

We use our first-party data to convert what would be otherwise undifferentiated remnants or run of network inventory into higher-priced, audience-targeted inventory where we can charge premium advertising rates. Advertisers are willing to pay these premium rates to reach audience-targeted segments because it improves the effectiveness and the efficiency of their advertising buy. It helps them reach users who are out of context or possibly in non-intuitive places on our media network. And as part of their media buy, they get the benefit of our first-party data that they obviously wouldn't be able to access otherwise.

So with that review of our digital strategy, I thought it might be helpful to bring these activities to bear in the marketplace on behalf of a client in the form of a case study. And this case study really relates to a very recent deal that we did with a large packaged goods provider whose products are primarily aimed at women who have school-age children in their households. The brands that we offer against this sort of a buy are formidable, and each are number one in their respective marketplace. Allrecipes, first and foremost, the largest food brand in the world. Shape, the number one media brand focused on women with activities around their health and their well-being. Parents, without a doubt the largest parenthood brand in the world. And Better Homes & Gardens and Martha Stewart, the market leaders in the home and the lifestyle category. Of course, our brand portfolio is much deeper than those anchor brands I just mentioned, and we possess a variety of media brands that we can bring to bear depending on the client's specific goal.

For this particular case study, the client, again, has products that are targeted at women whose interests range from brand-new babies all the way forward to children entering elementary school. So we brought four very important brands in the Parents space including, as I said earlier, parenting -- Parents, Family Circle and Family Fun. In the health space with both Shape and Fitness. And in food, we offered Allrecipes, EatingWell, and Rachael Ray Every Day. In lifestyle, Better Homes & Gardens, Martha Stewart and MyWedding.com.

Meredith takes a very strategic approach to content offerings, including end-to-end solutions for large marketing clients. The editorial content creation process is informed by our proprietary insights and our data. They are filtered against the most relevant Meredith brands and key content pillars, allowing us to identify the best opportunity to align and amplify the marketer's message across channel and platform. We close the loop by offering measurement tools that validate the success of the campaigns and, equally as important, the return on investment for the advertiser.

Our content creators possess deep expertise when it comes to the understanding of the day-to-day lives of the women that we serve. They are also very attuned to how her media habits need to align to her life stage, her age and where she is in her professional career. In the case of moms, our branded content is there to help her from the time she starts her day -- possibly with a brand-new baby -- helping her hit the ground running. Maybe fit in a morning workout to easy meal planning activities, beauty tips and really everything in between.

With the largest US media database of 100 million households, with over 800 data points on each consumer, Meredith can further refine the client's reach among the moms that we serve. This includes millennial moms, parents with toddlers, possibly shoppers at Babies"R"Us and any number of other defined targets. These types of insight-driven programs are designed to extend a deeper reach into the purchase path, reduce advertising waste and, most importantly, maximizing ROI for our corporate clients.

Because we understand very deeply how women interact with our media across platforms, we create content that's specifically designed for cross-channel distribution. This includes creating content that ranges from our own expansive print and digital platforms to using the client's owned and operated platforms as well. It also includes native video-rich media and shopper marketing.

We are so confident in our brands and in the results that they deliver for our advertisers that about four years ago at this time we created the Meredith sales guarantee to prove that advertising in Meredith brands sells products at the very bottom of the purchase funnel at retail. We were, in fact, the first media company to measure and guarantee the impact of advertising across our print and digital brands, again, on sales at retail.

In the period since offering the guarantee, our clients have achieved success in 53 out of the 53 major campaigns that we have measured across print, digital and also cross-platform programs. The power of Meredith Media to drive sales is absolutely clear with our magazines and our digital campaign, delivering ROI more than $7 on every $1 invested in Meredith's brands, over twice what the advertiser would achieve with portals and ad networks that are very undifferentiated.

Earlier this fall, we were very pleased that the entire magazine media industry adopted our approach and made the sales guarantee a magazine media industry standard for the first time ever.

So with that, I'll turn the discussion over to Joe Ceryanec for local media and update on some current events. And then I'll be back to help with the Q&A. Thank you very much.

Joe Ceryanec *- Meredith Corporation - VP and CFO*

Thanks, Steve. Good afternoon. This slide shows our television portfolio, which is located in primarily fast-growing markets in the US. The majority of our stations are either CBS or Fox affiliates, and that has served us very well over the last couple of years. And as you can see on this map, most of our stations are located either in the Sun Belt or Western section of the United States, which generally are markets that have grown faster than the overall US population. We operate the CBS station in Atlanta, which is a top 10 market, but we also operate the Peachtree Station. We have 7 stations in the top 25 DMAs in the US and 13 in the top 50.

As we look at our growth strategies, our number one priority is to be number one or number two rated station in the markets we serve. And that's because, as the leader in the markets, we are able to take a disproportionate share of the revenue off of the table in that local market. We're also working to protect and grow the net retransmission revenue, and we'll get into that a little bit more in a minute. We're also focused on opportunities to grow both our digital and mobile traffic and platforms. And just recently, we brought all of our digital programmatic sales efforts in-house so we can further customize, and that allows us to keep 100% of the revenue from those programs.

Finally, we are paying careful attention to the pending spectrum auction, as well as on the lookout for any M&A opportunities.

This slide shows our revenue and EBITDA performance in our local media group over the last five years. You can see that we've grown revenue over five years at a 13% compound annual rate, and we've grown our EBITDA at a 16% compound rate. You'll also notice in the revenue bar all three components of our revenue have been growing over this five-year period. That's political revenue, non-political revenue, as well as retransmission revenue.

As I mentioned, we're on the lookout for station acquisitions. Over the last year and a half, we've acquired 4 stations. We've acquired a large independent station in Phoenix, which allowed us to put that together with the CBS station in Phoenix and create a duopoly. We created a very highly rated CBS station in St. Louis, which consistently is rated number one or number two across all day parts. We acquired the Fox station in Mobile-Pensacola, which allows us to access the political markets in both Alabama and Florida. And finally, we acquired the ABC and Fox affiliates in Springfield, Massachusetts, which, again, allowed us to put those stations together with the CBS we owned in Springfield and basically create a triopoly in Springfield. Pleased to say that all of these stations have been fully integrated into the Meredith network. We have hubbed all these stations, and they are meeting or exceeding the models we created at acquisition.

As I mentioned, our stations tend to be concentrated in larger markets, which is where the majority of the advertising revenue is and where we can get greater rewards for the stations we are operating.

As I mentioned, we have 7 stations in the top 25 markets in the US and 13 in the top 50. We have 7 CBS affiliates, 5 Fox, and one NBC and one ABC. And across our portfolio of stations, we are producing 650 hours of news each week.

Now, because we are in generally larger and Southern and Western markets, we typically outperform the industry as a whole. And as you can see on this chart, in three out of the last four years we have outperformed the total ad revenue of the broader industry. And so far, through September of our fiscal -- or of calendar 2015, we are about 2 percentage points better than the overall industry in performance.

Now, looking at retrans for a minute, we have tripled the net amount we get from retransmissions over the last five years. And the good news for us is the next two to three years look particularly strong. On the top half of this chart, you will see that 40% of our MVPD contracts are up for renewal in our fiscal 2016, with another 40% up for renewal in our fiscal 2017. So 80% of our contracts with the cable and satellite providers are up in the next two years. While on the network side or the bottom half of this timeline, you can see that our larger station groups are not up for renewal with the networks until really our fiscal 2018. So we should enjoy nice top-line growth over the next two years as we renew the MVPD contracts but not increase the amount that's shared with the networks largely until our fiscal 2018.

Now let's switch over to some current events. I'll start by just reiterating our Company's guidance. When we began our fiscal year 2016 back in July, we said that we anticipated that we would produce $2.90 to $3.25 earnings per share this fiscal year. And as a reminder, we are cycling against $44 million, or $0.59 per share, that we generated in our fiscal 2015.

Now, specifically, looking at the second quarter, which will end on December 31, we expect the total Company revenue will be up in the low single digits. We expect that our local media nonpolitical ad revenues will be up in the high single digits. And we expect that our National Media Group ad revenue will be up by more than 15% and will be up even on an organic basis, which should result in earnings for our second quarter between $0.75 and $0.80. And, again, last year we did $0.87 in our second quarter, but, again, we had 29 million, or about 40% of earnings related to political revenue.

Now an update on a topic that's near and dear to all our hearts, and that is the Media General merger status. To remind everybody, on September 8 we announced a merger with Media General which allowed us to bring great brands and content together, a large-scale distribution platform across many different platforms and a very strong relationship with both national and local advertisers as well as national and local consumers.

Now, why did we believe this was a compelling opportunity? Combined, we would be at $3 billion in annual revenues. On an annual basis, we would expect to generate more than $920 million of EBITDA. And over the first two years post merger, over $1 billion of free cash flow. To date, we've identified and verified $85 million of synergies. And as we continue our integration work, we would expect that number to continue to go up. Together, we would operate 80 stations in 54 markets across the US. But even more importantly, we would operate 25 big-four network affiliates in the top 50 DMAs in the US, which would put us as the leading broadcast company operating big-four stations in the top 50 across the US.

On a digital basis, we would reach 200 million monthly unique visitors. And in our national media business, we have leading brands that reach 100 million unduplicated women, including 60% of the millennial women, again, across many different platforms.

We also believe that the combined Meredith Media General would be positioned for growth. Combined, we would serve a little over 30% of the US population, which would give us growth to add stations to our portfolio and stay under the FCC cap of 39%. Combined, we would have a digital business that would generate about $0.5 billion of revenue and, more importantly, be profitable as the Meredith digital business has been for several years now. Also importantly, we would operate several businesses that would not have revenue dependent on advertising, including our very high-margin licensing business, as well as our marketing services business.

Now, where do we stand? You may remember we announced our merger on September 8 -- Labor Day. Three weeks later on September 28, Nexstar made an unsolicited offer for Media General. In the middle of October, on October 14, we granted Media General a limited waiver to conduct certain due diligence on the Nexstar offer, including verifying Nexstar's claimed synergies. Then on November 16, Media General issued a press release stating that it had rejected Nexstar's offer but it would engage in further discussions. So that was about three weeks ago, and there have been no public updates since then.

Now, at Meredith we understand Media General's board's fiduciary obligation to look at the offer from Nexstar. But we also believe it's important to remember that we have a binding agreement with Media General that has committed facilities of $2.8 billion. We are making significant progress on achieving clearance with the FCC and have cleared the FCC acceptance for the sale of 6 overlap stations. We are continuing our integration work, which should reap more synergies. And our Boards both continue to recommend the transaction.

And the last bullet is very important because even if the Media General Board decides to change its recommendation and propose a different transaction, we under our merger agreement have the ability to come back and provide a superior offer if the Board changes its recommendation. So that's where we stand. The last public information was Media General rejecting the Nexstar offer, but we are waiting for them to get to the end of discussions with Nexstar, and then we'll move forward from there.

So that's the end of our prepared comments. And, Brian, we'll take questions.

QUESTION AND ANSWER

Brian Russo *- UBS - Analyst*

Again, the crowd mic app -- if you have a question that you'd like me to ask them, or you can simply raise your hands. I'll get started, though. We only have less than 10 minutes and a lot to talk about.

So sticking with Media General, I guess we were a little bit surprised to see the announcement of a proposal ahead of the spectrum auction. You must have a decent sense, I guess, of the spectrum value. Can you talk about kind of why now? What was the -- relating to the timing, why does it make sense to offer -- make the offer for Media General when you did?

Steve Lacy *- Meredith Corporation - Chairman and CEO*

Well, the terms of our existing agreement don't in any way shape or form impact the spectrum auction opportunities. Most of that benefit is really on the Media General side where our stations happen to be located. In places where we do have excess spectrum, we don't think there's going to be a lot of demand. So we don't feel at all that we are inhibited by the timing around our particular transaction.

Brian Russo *- UBS - Analyst*

Got you. And then the Nexstar counter offer, is there anything that you've learned recently that would change your view of your proposal either positively or negatively?

Steve Lacy *- Meredith Corporation - Chairman and CEO*

No, I don't believe so. Obviously, as Joe said, we are not party to that dialogue. But we are very, very confident that there are a series of attributes about our deal that are going to be very, very challenging for others to achieve. We have growth potential left within the broadcast space. When we come together, we will only be at about 30% reach. So we've got another 10 points that we can add to that going forward.

And in addition to that, the combination of our digital businesses, we believe, will really be something highly unique in the marketplace. Over 200 million monthly unique visitors, $0.5 billion in profitable revenue. And we don't think there are really any other combination partners out there that can bring all of that to bear, taking our national brands and using that content to really inform the digital space. And a variety of other things.

But we continue to feel very, very confident that this is a great deal for both sets of shareholders. We also think it's a really good deal for the consumer and for our advertisers who want to deal with fewer larger players as we bring the multi-platform deals to bear like the one I described just a few minutes ago.

Brian Russo *- UBS - Analyst*

Got you. You mentioned pro forma. You are going to be about 30% reach versus a 39% cap. Should the deal close, would you be primarily focused on integration and maybe deleveraging, or do you think that there's more deals to do?

Steve Lacy *- Meredith Corporation - Chairman and CEO*

Well, obviously there would be a lot of integration work to be done. And, as Joe said, we've already started that activity on the broadcast side, on the corporate side and also from a digital perspective. But I believe that as we get through the spectrum auction and we get a little further down the road where people can put together much happier pro formas with political coming to bear, I think there will be another round of consolidation available. And our new combined Company, we still have the opportunity to play in that consolidation. And we wouldn't be over the cap, so to speak.

Brian Russo *- UBS - Analyst*

Got you.

Joe Ceryanec *- Meredith Corporation - VP and CFO*

Brian, let me just clarify one point. We've been saying combined would be about a little -- we'd be about 30%, a little over 30% in the US household. That assumes that there are six overlap markets that we have announced. That assumes that we would sell the overlap station in those markets. If we were able to swap those markets for a market that was out of our geography -- actually, when you combine the companies, we'd be at about 34%. So if we were able to do swaps out of our existing footprint, we actually could be as high as 34% combined.

Brian Russo *- UBS - Analyst*

Got you. Okay. And then quickly on the spectrum auction, you touched about it -- you touched on it briefly. What are your thoughts given the new pricing from the FCC?

Steve Lacy *- Meredith Corporation - Chairman and CEO*

I'd say for Meredith, there is not a significant opportunity. We have 4 markets where we think there will be a reasonable amount of demand. But assuming we get moving forward with our Media General transaction, 3 of those markets are markets where we would have overlap. So they would be -- we would selling those. There are a couple of markets where we do have excess spectrum, where we have a duopoly. We have might have a MyNetwork duopoly. But, frankly, those are not markets that we believe the FCC is really looking to free up spectrum. They are Kansas City and Portland that we are going to participate, but we don't expect significant economic windfall in those markets.

Brian Russo *- UBS - Analyst*

Got you. Okay. And then jumping around a little bit, I saw the slide on retrans. It looks like you have about 80% in the next two years. And then in the next three years, it's about 100% of the deal is up for the MVPDs. Can you talk about -- when I see that, my assumption is that you are relatively early innings of the retrans versus some of your peers, maybe. Can you talk about that -- kind of what inning are we in? Kind of what inning is Meredith in? And given that Media General is perhaps a little bit further along, what are the opportunities there maybe if you were to take over their rate card?

Steve Lacy - *Meredith Corporation - Chairman and CEO*

One of the significant synergies with the combination is that we would step into their contracts, and there would be a considerable step-up. Now, that would be today. But over time, as you said, we actually are in the early stages of negotiating with that 40% I showed on this slide. The first big contract is up December 31. So we are currently negotiating with the MVPD there, so we believe we have a pretty good sense of what the market rates are today. And I think, optimistically, those rates are significantly higher than what we are currently getting paid.

So we continue to see a pretty significant step up on the revenue side each time we get into a renegotiation. We have two stations that are up for renewal with CBS, and that is -- on that chart, again, it was hard Hartford and Springfield. Those stations are up in April. And I would say we are not even into the first inning. We are still in the on-deck circle with CBS on negotiating those.

So, a pretty good feel for where we think the market is on the revenue side and very, very early stage where we think CBS is going to be looking to be.

Brian Russo - *UBS - Analyst*

Got you. And as investors think about retrans longer term, the difference between the growth retrans and the net retrans, what's the right way that investors should be thinking about that? Is it an even kind of 50-50 split or just a complete function of your leverage in these negotiations? What should we think about that when we're kind of putting in these multi-year forecasts?

Steve Lacy - *Meredith Corporation - Chairman and CEO*

I would say when we first started negotiating with the networks where they were looking to get reverse retrans, the view and the theory was somewhat this should be shared, and the view was kind of it should be 50-50. So whatever we think the market should be, that's what the networks were looking to get about half of that.

I would be lying if I didn't say the networks now are saying that that percentage ought to continue to move up. For us, what you mentioned, Brian, is the key is really what is the net and can we continue to grow that net amount. And our answer is, yes, we believe we can now that we've -- getting a better understanding of what the revenue opportunity is. So we do believe there is continued growth on the net, while the margin as a percent might go a little bit below 50-50. We can still grow the absolute dollar amount on the operating profit line.

Brian Russo - *UBS - Analyst*

Okay. We've got time; I'm going to squeeze one more in on advertising.

Unidentified Audience Member

(inaudible -- microphone inaccessible)

Steve Lacy - *Meredith Corporation - Chairman and CEO*

I think organically what we would've said in October when we did our earnings -- we wouldn't say anything different today -- organically kind of high -- or mid-single digits. We've got a little bit -- a couple of stations that will be in our quarter this year that we didn't last year. So I think the slide, we said high single digits, but organically it's more like mid-single digits.

For us, we are not seeing much early political. We are -- because we live in Des Moines, Iowa, we are seeing a lot on TV. We are not seeing a lot in our P&L right now. So it all, I think, largely depends on where you are at. And we are not really in any of the early battleground states.

Brian Russo *- UBS - Analyst*

Got you. Unfortunately, that's all the time we have. So Steve and Joe, thank you so much for being with us.

Steve Lacy *- Meredith Corporation - Chairman and CEO*

Thank you all for being here today.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. ("Media General") or Meredith Corporation ("Meredith"). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) ("Meredith Media General"), Meredith and the other parties thereto (the "Merger"), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission ("SEC").   In connection with the proposed transaction, Meredith Media General filed a Registration Statement on Form S-4 with the SEC that contains a preliminary joint proxy statement/ prospectus. These materials are not yet final and will be amended. The Registration Statement on Form S-4 has not yet become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the preliminary joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General's Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General's Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith's Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith's Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622.

PARTICIPANTS IN THE SOLICITATION

Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General's directors and executive officers is available in Media General's definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about Meredith's directors and executive officers is available in Meredith's definitive proxy statement, dated September 25, 2015, for its 2015 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this document regarding Media General, Meredith and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined company is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company's ability to achieve the synergies and value creation contemplated by the proposed transaction; management's ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Media General's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Media General, Meredith or the combined company. None of Media General, Meredith nor Meredith Media General assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.